UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM   12b-25

NOTIFICATION OF LATE FILING

(Check one):     ___   Form 10-K      _X_ Form 20-K       ___Form 11-K      ___Form 10-Q     ___ Form 10-D

                         ___  Form N-SAR   ___ Form N-CSR

For Period Ended:  ___December 31, 2009____________________________________

___ Transition Report on Form 10-K

___ Transition Report on Form 20-K

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

KOKOMO ENTERPRISES INC.

Full Name of Registrant

ZAB RESOURCES INC.

Former Name if Applicable

Suite 1000, 1177 West Hastings Street

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada  V6E 2K3

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-k, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 could not be filed within the prescribed time period because the Registrant is short staffed as a result of which the Registrant is asking for the extension.

(Attach extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Bedo H. Kalpakian_____________

__(604)______

_681-1519 x. 6106____________

 (Name)

(Area Code)

    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   Yes _X__     No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                     Yes ____           No _X__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______KOKOMO ENTERPRISES INC.                  .

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  ___June 28, 2010_________________      By   /s/ “Bedo H. Kalpakian”__________________

INSTRUCATIOIN: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U. S. C. 1001).